ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	 Yes ○ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

LeveL Markets is the operator of the Luminex ATS. In addition to providing technology support and development for the Luminex ATS, certain staff from LeveL Holdings, LeveL Markets's parent, also provide technology support and development in connection with the operation of the LeveL ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS.

Personnel in LeveL Holdings's technology and operations departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively "Technology and Operations Personnel"), including technology, maintenance support, and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. As described more fully in Item 7(d), members of LeveL Markets Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities.

Pursuant to a fully-disclosed clearing agreement between LeveL Markets and National Financial Services LLC ("NFS"), a Fidelity-related entity, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of LeveL Markets and provides LeveL Markets order-routing and execution services. This account is solely used by LeveL Markets to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.

LeveL Markets is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding LeveL Markets, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in LeveL Holdings, LeveL Markets's parent. While LeveL Markets is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the Luminex ATS. Further, no employee of LeveL Markets is separately an employee of any Nasdaq Entity, nor is any employee of LeveL Markets involved in the operation of any national securities exchanges operated by a Nasdaq Entity (the "Nasdaq Securities Exchanges").

As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret, and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. LeveL Markets reports transactions effected on the Luminex ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected on the Luminex ATS.

LeveL Markets offers a service to Luminex ATS Buyside Subscribers to utilize LeveL Markets routing technology to route orders in non-NMS securities to certain non-U.S. venues (the "routing service"). The routing service is offered to all Luminex Buyside Subscribers although the use of the Luminex UI is required in order to participate in this service. While the Luminex UI is offered to all Luminex Buyside Subscribers, not all such Subscribers use the Luminex UI. The LeveL Markets employees that support the routing service also support the operations of the Luminex ATS and have access to the confidential trading information with respect to Luminex ATS Subscribers. More specifically, the employees in the Luminex ATS Operations and LeveL Markets Sales teams, as described more fully in Part II Item 7, have access to Subscriber order and trade data as part of their responsibilities to support the ATS and its Subscribers' use thereof. These same employees also support the routing service in terms of describing the routing service and its functionality to potential users, assisting customers with integrating the routing service application with the non-U.S., venues, providing support to customers that use the routing service, and ensuring that the routing service is connected to the applicable non-U.S. venues and is functioning as designed.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	⦿ Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Data center facilities are leased from Equinix Inc. in Secaucus, NJ (NY4). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Participants' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from Options-IT (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers and is also the Firm's managed security services provider. Please see Part III Item 11 for more information on the operations of the System. All transactions effected on the Luminex ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	FMR Co., a Fidelity subsidiary and an affiliate of NFS (which clears and settles trades effected on the System), is a System Buyside Subscriber. NFS does not use the Luminex ATS, nor does any other service provider.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ○ No